UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

CHIQUITA BRANDS INTERNATIONAL, INC.

(Name of Subject Company (Issuer))

CAVENDISH GLOBAL LIMITED
CAVENDISH ACQUISITION CORPORATION

(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

170032809

(CUSIP Number of Class of Securities)

Michael Rubinoff
Cavendish Acquisition Corporation
c/o J. Safra Asset Management Corporation
550 Fifth Avenue
New York, NY 10036
(212) 704-5518

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Richard Hall, Esq.
Andrew R. Thompson, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$722,028,612	$83,899.72

(1)	Estimated for purposes of calculating the filing fee only. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of Chiquita Brands International, Inc. (“Chiquita”), at a price of $14.50 per share, net to the seller in cash, without interest and subject to any required withholding of taxes. Such shares consist of (i) 47,112,311 shares of common stock of Chiquita that were issued and outstanding as of October 31, 2014; (ii) 677,326 shares of common stock of Chiquita potentially issuable upon exercise of outstanding stock options as of October 31, 2014; (iii) up to 597,677 shares of common stock of Chiquita subject to outstanding restricted stock units of Chiquita outstanding as of October 31, 2014 that may be settled for shares of common stock of Chiquita in connection with the Offer, (iv) 1,276,529 shares of common stock of Chiquita subject to Chiquita’s performance share awards as of October 31, 2014 and (v) 131,234 shares of common stock of Chiquita that may be issued in connection with the Chiquita directors deferred compensation program as of October 31, 2014. The foregoing figures have been provided by Chiquita as of October 31, 2014, the most recent practicable date.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2015, issued August 29, 2014, by multiplying the transaction value by 0.0001162. (1)

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: n/a	Filing Party: n/a
Form of Registration No.: n/a	Date Filed: n/a
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by: (i) Cavendish Acquisition Corporation, a New Jersey corporation (“Purchaser”) and a wholly owned subsidiary of Cavendish Global Limited, a company organized in England and Wales (“Parent”) and (ii) Parent. This Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (“Shares”), of Chiquita Brands International, Inc., a New Jersey corporation (“Chiquita”), at a price of $14.50 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 4, 2014 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Chiquita Brands International, Inc., a New Jersey corporation. Chiquita’s principal executive offices are located at 550 South Caldwell Street, Charlotte, North Carolina 28202, United States. Chiquita’s telephone number at such address is (980) 636-5000.

(b) This Schedule TO relates to all outstanding Shares. Chiquita has advised Parent that, as of October 31, 2014, 47,112,311 Shares were issued and outstanding. The information set forth in the section of the Offer to Purchase entitled “Introduction” is incorporated herein by reference.

(c) The information set forth in the section of the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) – (c) This Schedule TO is filed by Parent and Purchaser. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Burlingtown, Erichton, Parent and Purchaser” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning Burlingtown, Erichton, Parent and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with Chiquita,” “The Transaction Agreements” and “Purpose of the Offer; Plans for Chiquita” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “The Transaction Agreements,” “Purpose of the Offer; Plans for Chiquita,” “Certain Effects of the Offer” and “Dividends and Distributions” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Burlingtown, Erichton, Parent and Purchaser,” “Purpose of the Offer; Plans for Chiquita” and “The Transaction Agreements” is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Burlingtown, Erichton, Parent and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with Chiquita,” “Purpose of the Offer; Plans for Chiquita” and “The Transaction Agreements” is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for Chiquita,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the sections of the Offer to Purchase entitled “Certain Effects of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(5) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits.

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated November 4, 2014.*
(a)(1)(B)	Letter of Transmittal (including Internal Revenue Service Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)(A)	Joint Press Release issued by Cutrale-Safra and Chiquita Brands International, Inc., on October 27, 2014, incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Cavendish Acquisition Corporation on October 27, 2014.
(a)(5)(B)	Summary Newspaper Advertisement as published in The New York Times on November 4, 2014.*
(a)(5)(C)	Press release issued by Cutrale-Safra, on November 4, 2014.*
(d)(1)	Agreement and Plan of Merger, dated as of October 26, 2014, among Cavendish Global Limited, Cavendish Acquisition Corporation, Chiquita Brands International, Inc., and, solely for purposes of Article IX of the Merger Agreement, Burlingtown UK LTD and Erichton Investments Ltd., incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Chiquita Brands International, Inc. on October 27, 2014.
(d)(2)	Confidentiality Agreement, dated as of September 9, 2014, between Cutrale-Safra and Chiquita Brands International, Inc.*
(d)(3)	Equity Commitment Letter, dated as of October 26, 2014, between Cavendish Global Limited and Erichton Investments Ltd.*
(d)(4)	Equity Commitment Letter, dated as of October 26, 2014, between Cavendish Global Limited and Burlingtown UK LTD.*

Exhibit	Exhibit Name
(g)	Not applicable.
(h)	Not applicable.

*	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2014

CAVENDISH ACQUISITION CORPORATION

By	/s/ Michael Rubinoff Name: Michael Rubinoff Title: President and Director

CAVENDISH GLOBAL LIMITED

By	/s/ Daniel Wainberg Name: Daniel Wainberg Title: Director
By	/s/ Philip Warner Name: Philip Warner Title: Director

[Signature Page to Schedule TO]

Exhibit Index

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated November 4, 2014.*
(a)(1)(B)	Letter of Transmittal (including Internal Revenue Service Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)(A)	Joint Press Release issued by Cutrale-Safra and Chiquita Brands International, Inc., on October 27, 2014, incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Cavendish Acquisition Corporation on October 27, 2014.
(a)(5)(B)	Summary Newspaper Advertisement as published in The New York Times on November 4, 2014.*
(a)(5)(C)	Press release issued by Cutrale-Safra, on November 4, 2014.*
(d)(1)	Agreement and Plan of Merger, dated as of October 26, 2014, among Cavendish Global Limited, Cavendish Acquisition Corporation, Chiquita Brands International, Inc., and, solely for purposes of Article IX of the Merger Agreement, Burlingtown UK LTD and Erichton Investments Ltd., incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Chiquita Brands International, Inc. on October 27, 2014.
(d)(2)	Confidentiality Agreement, dated as of September 9, 2014, between Cutrale-Safra and Chiquita Brands International, Inc.*
(d)(3)	Equity Commitment Letter, dated as of October 26, 2014, between Cavendish Global Limited and Erichton Investments Ltd.*
(d)(4)	Equity Commitment Letter, dated as of October 26, 2014, between Cavendish Global Limited and Burlingtown UK LTD.*
(g)	Not applicable.
(h)	Not applicable.

*	Filed herewith.